December 23, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin, Senior Attorney

Re:	DayStar Technologies, Inc.

Registration Statement on Form S-3

Amended on November 30, 2010

File No. 333-169945

Ladies and Gentlemen:

In response to comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated December 17, 2010 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-3 (the “Registration Statement”) DayStar Technologies, Inc. (the “Company”) submits the following response. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

1.	Please expand the analysis you provided in response to prior comment 1 to address the relevant facts that occurred subsequent to the end of your last fiscal year and whether those facts gave rise to a new event of default under the lease agreement subsequent to the end of the prior fiscal year. In this regard, we note that under Section 5 of the settlement agreement dated December 16, 2009, the modified payment terms for rent under Section 4 of the settlement agreement did not relieve you of your obligation to pay the full amount of rent, and that all amounts due pursuant to the lease or the settlement agreement continued to accrue and were due and payable pursuant to the terms of the lease and the settlement agreement.

Company Response:

General Instruction I.A.5. provides that a registrant can use Form S-3 if neither the registrant nor any of its consolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act, defaulted on any rental on one or more long-term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole. The only declared default under DayStar’s Newark lease occurred in 2009. This default was for failure to

Securities and Exchange Commission

Attention: Mary Beth Breslin

December 23, 2010

pay rent and because the Company had allegedly caused a mechanics’ lien to be placed on the leased property. On December 17, 2009, DayStar and the landlord entered into a settlement agreement relating to this declared default under the lease. Part of the settlement agreement provided that the landlord could seek entry of s stipulated judgment in the event DayStar did not comply with all of the terms of the settlement agreement by June 1, 2010. As of June 1, 2010, DayStar had not cured the alleged default as required by the settlement agreement. On July 6, 2010, the landlord made an ex parte application for the entry of the agreed upon stipulated judgment, and the judgment for possession was entered by the court. Thereafter, the landlord has filed motions for attorney’s fees and costs, and also filed a contract action to collect rents and monies alleged to be due under the lease. Currently, the parties are negotiating a settlement agreement and mutual release for all of these outstanding claims.

The Newark lease requires the tenant to pay rent when due and to keep the premises free of mechanics’ liens. Any failure by the tenant to pay rent or keep the premises free of mechanics’ liens must continue for a period of five days after written notice from the landlord for such an event to be deemed a default. The landlord has only notified the Company of these two alleged defaults under the lease, and both of these defaults occurred in 2009. All of the subsequent communication from the landlord references these two defaults, and no additional default has been declared (though the original default related to the failure to pay rent was ongoing until July 6, 2010). In connection with this analysis, we note SEC Staff Compliance and Disclosure Interpretations: Interpretative Responses Regarding Particular Situations at Section 115.11 which provides that a Company can use Form S-3 in the event an installment payment on indebtedness has been missed, but the terms of the debt do not define a missed payment as a default until the creditors take some action. Here, since a default required notice from the landlord, and the landlord never gave the company notice that its ongoing failure to pay rent was being treated as a separate default under the lease, the Company has determined that no separate default has occurred as a legal matter since the end of 2009.

Selling Stockholders, page 11

2.	Please expand your analysis provided in response to prior comment 2 to address the extent to which the numerous amendments of the terms of the convertible notes and warrants, as well as the reductions in the exercise price of outstanding warrants issued in connection with subsequent issuances of convertible notes, impact your analysis as to whether the offering may be registered in reliance on rule 415(a)(1)(i). Further, it is not clear how you determined that Messrs. Gorman and Moretti are unaffiliated third parties, given their ownership of significant percentages of your common stock.

Securities and Exchange Commission

Attention: Mary Beth Breslin

December 23, 2010

Company Response:

Reliance upon Rule 415

As noted in our response letter dated November 30, 2010, since September 2009, the Company has entered into a series of bridge note transactions with numerous investors in order to finance its operations. These notes were generally due on the six month anniversary of the issuance of the note. As the Company was unable to raise additional capital in the equity markets in order to repay these notes, it approached each of the noteholders and asked them whether they would be willing to extend the maturity date of their respective notes. The noteholders were amenable to extending the maturity dates of the notes, but each expressed a concern that they were only willing to extend the maturity date of their notes if other noteholders did not move ahead of them in the schedule of note maturities. Thus, each noteholder wanted every other noteholder to extend for a similar period of time, or at least to the same maturity date. This would prevent the noteholder agreeing to the extension from being disadvantaged when compared to the other noteholders. Additionally, some noteholders wanted to be compensated for extending the maturity date of their existing notes. They therefore requested additional warrants and/or a reduction in the price of existing warrants. The Company agreed to offer this inducement to everyone to avoid the fundamental unfairness of giving one investor a better deal than the other investors undertaking the same extension. This decision to give all of the noteholders the benefit of the additional/repriced warrants was made by the Company, it was not imposed by the noteholders.

The Company approached each noteholder and attempted to enter into an agreement to amend the maturity date of the notes held by such party. To our knowledge, the noteholders did not speak amongst themselves regarding this proposal, other than Mr. Moretti and Mr. Gorman who discussed the amendment proposal. Except as noted, all other conversations relating to this amendment were between the Company and the noteholders, not amongst the noteholders. Again, we believe that this demonstrates that the noteholders were acting in their individual capacities, and not as a group or as conduits for the Company. In fact, the Company managed to secure amendments from all of the noteholders other than Dynamic in July 2010. The Company entered into an amendment of the Dynamic note in September 2010 to extend the maturity date of the Dynamic note to the same date as the maturity date of the notes held by the other bridge lenders.

Rule 415(a)(1)(i) provides, in part, that securities may be registered for an offering to be made on a continuous or delayed basis in the future provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. None of the securities offered hereby are being offered or sold by or on behalf of the registrant. The lapse of time from the initial issuance of the securities until present, from approximately five to 14 months, demonstrates the investors intent to hold the securities for investment purposes, to bear any risk of loss, and to effect resale of such securities for their own account and

Securities and Exchange Commission

Attention: Mary Beth Breslin

December 23, 2010

not on behalf of the registrant. We do not believe that the amendment of the maturity date of the notes, or the granting of additional warrants and the reduction in the exercise price of existing warrants as an inducement to enter into this amendment changes this analysis.

Affiliation Status

An affiliate of an issuer, as defined in Rule 144 of the rules promulgated under the Securities Act of 1933, as amended, is “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such issuer.” Neither Mr. Gorman nor Mr. Moretti is an officer or director of the Company. Mr. Gorman does not hold any shares of the Company’s common stock, and Mr. Moretti only holds 22,223 shares of the Company’s common stock. They are both third party lenders whose rights are defined by the terms of the convertible notes and warrants that they received in connection with loaning money to the Company. As noted in the registration statement, both Mr. Gorman and Mr. Moretti have beneficial ownership of shares of common stock because they have the right to acquire the common stock within 60 days through the conversion of the outstanding notes or the exercise of outstanding warrants. However, until such time as they actually acquire common stock, they have no ability to control the Company.

Additional Information regarding Rule 415

We also note that we have amended the registration statement to remove many of the shares requested to be registered on behalf of affiliates of the Company. Currently, there are 5,159,446 shares outstanding, of which 48,541 shares are held by affiliates. The shares being registered on behalf of affiliates (Messrs. Lacey, Steckel and Weiss) only comprise approximately 32% of the non-affiliated shares outstanding. We believe this supports our view that the offering is in compliance with Rule 415(a)(i).

Conclusion

Based on the foregoing, we believe that the shares being registered are done so solely for the account of the investors and not on behalf of the registrant and therefore in compliance with the intent and purpose of Rule 415(a)(1)(i).

*  *  *  *  *

The Company acknowledges your references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration and provide any acceleration request at least two business days in advance of the requested effective date.

Securities and Exchange Commission

Attention: Mary Beth Breslin

December 23, 2010

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact our outside counsel, Stephen T. Adams of Greenberg Traurig, LLP at (617) 310-6056.

Sincerely,

/s/ Magnus Ryde

Magnus Ryde Chief

Executive Officer

cc:	Aslynn Hogue

Russell Mancuso, Branch Chief